UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D-A/4

Under the Securities Exchange Act of 1934

EN2GO INTERNATIONAL INC.

(Name of Issuer)

common stock

(Title of Class of Securities)

293866 208
(CUSIP Number)

Richard Genovese

6249 McCleery Street
Vancouver, British Columbia
CANADA   V6N 1G3
(604) 765-0661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No                                           293866 208

1.           Name(s) of Reporting Persons: Richard Genovese
  I.R.S. Identification Nos. of above persons: N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)    ___  (a)
                           ___  (b)

3.           SEC Use Only

4.           Source of Funds: N/A

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)   N/A

6.           Citizenship or Place of Organization:                                                                Canada

Number of shares beneficially owned by each reporting person with:

Sole Voting Power:  9,606,108 common shares with 9,500,000 share purchase warrants

As at	Transaction	No. of Securities Owned

January 30, 2009	Acquired 5,450,000 common shares with 5,450,000 share purchase warrants	5,450,000 shares with 5,450,000 warrants
August 20, 2009	Acquired 2,050,000 common shares with 2,050,000 share purchase warrants	7,500,000 shares with 7,500,000 warrants
October 5, 2009	Acquired 200 common shares	7,500,200 shares with 7,500,000 warrants
February 16, 2010	Disposed of 1,000,000 common shares with 1,000,000 share purchase warrants	6,500,200 shares with 6,500,000 warrants
July 19, 2010	Acquired 25,108 common shares	6,525,308 shares with 6,500,000 warrants
July 21, 2010	Acquired 60,000 common shares	6,585,308 shares with 6,500,000 warrants
August 4, 2010	Acquired 5,000 common shares	6,590,308 shares with 6,500,000 warrants
November 8, 2010	Acquired 500 common shares	6,590,808 shares with 6,500,000 warrants

November 8, 2010	Acquired 2,750,000 common shares with 2,750,000 share purchase warrants	9,340,808 shares with 9,250,000 warrants
November 8, 2010	Acquired 250,000 common shares with 250,000 shares purchase warrants	9,590,808 shares with 9,500,000 warrants
November 9, 2010	Acquired 300 common shares	9,591,108 shares with 9,500,000 warrants
November 11, 2010	Acquired 15,000 common shares	9,606,108 shares with 9,500,000 warrants

8.           Shared Voting Power: 0

9.           Sole Dispositive Power: 9,606,108 common shares and 9,500,000 share purchase warrants

10.         Shared Dispositive Power: 0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person
  9,606,108 common shares and 9,500,000 share purchase warrants

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (  )

13.         Percent of Class Represented by Amount in Row (11) 33.94%

14.         Type of Reporting Person:  IN

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of EN2GO International, Inc. fka Medusa Style Corporation, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 1812 W. Burbank Blvd. Suite 644,  Burbank, California, 91506.

Item 2.  Identity and Background

(a)	This statement is filed by Richard Genovese; (the “Reporting Person”).

(b)	Residence or Business address: 6249 McCleery Street, Vancouver, BC, V6N 1G3.

(c)	Present Principal Occupation or Employment: President and Director of Connect Capital Ltd.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person beneficially owns 9,606,108 common shares and 9,500,000 share purchase warrants.

From July 19, 2010 through November 11, 2010, the Reporting Person acquired 105,908 common shares in several private transactions in the open market. The shares were purchased with the Reporting Person’s personal funds.

On November 8, 2010, the Reporting Person acquired from the Issuer, a convertible debenture for an aggregate of $550,000, providing for 2,750,000 Units; where each Unit was comprised of one share of common stock and a common stock purchase warrant to purchase one share of common stock at an exercise price of $0.30 per share, on or before November 7, 2015.  The Units were issued in conversion of $550,000 for principal amount of debt, calculated at a value of $0.20 per common share.

Additionally on November 8, 2010, the Reporting Person acquired a convertible debenture for an aggregate of $50,000 providing for 250,000 Units, consisting of one share of common stock and a common stock purchase warrant to purchase one share of common stock at an exercise price of $0.30 per share, on or before November 7, 2015. The 250,000 Units were purchased with personal funds of the Reporting Person at a subscription price of $0.20 per Unit.

Item 4.  Purpose of Transaction

From July 19, 2010 through November 11, 2010, the Reporting Person acquired 105,908 common shares in several private transactions in the open market. The common shares were acquired for investment purposes only.

On November 8, 2010, the Reporting Person acquired from the Issuer a convertible debenture for an aggregate of $550,000, providing for 2,750,000 Units; where each Unit was comprised of one share of common stock and a common stock purchase warrant to purchase one share of common stock at an exercise price of $0.30 per share, on or before November 7, 2015.  The Units were issued in conversion of $550,000 for principal amount of debt, calculated at a value of $0.20 per common share.

Additionally on November 8, 2010, the Reporting Person acquired a convertible debenture for an aggregate of $50,000 providing for 250,000 Units, consisting of one share of common stock and a common stock purchase warrant to purchase one share of common stock at an exercise price of $0.30 per share, on or before November 7, 2015.

The convertible debentures were acquired for investment purposes only.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 9,606,108 common shares and 9,500,000 share purchase warrants that can be exercised within the next sixty days into 9,500,000 shares of the Issuer’s common stock, representing 33.94% of the Issuer’s total issued and outstanding shares.

(b)
The Reporting Person has sole voting power to the 9,606,108 common shares and the 9,500,000 share purchase warrants he owns directly.The Reporting Person has sole dispositive power to the 9,606,108 common shares and 9,500,000 warrants he owns directly.

(c)
During the past sixty days, or since the most recent filing on Schedule 13D, the Reporting Person has not engaged in any transactions relating to the Company’s securities that are not reported in Item 4 above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  RICHARD GENOVESE
      Richard Genovese

Dated:           November 29, 2010